|	Washington, D.C.

Debbie A. Klis, Partner 1050 Connecticut Avenue, NW Suite 500 Washington, D.C. 20036 Tel: +1 202.935.3390 Email: debbie.klis@rimonlaw.com VIA EDGAR

July 31, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Pearlyne Paulemon
Ameen Hamady
Jennifer Monick
Pam Long

Re:	Future Vision II Acquisition Corp.
Registration Statement on Form S-1/A
Submitted July 18, 2024
CIK No. 0002010653

Dear Ladies and Gentlemen,

Future Vision II Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 25, 2024, regarding our Amendment No. 1 to our Registration Statement on Form S-1 submitted to the Commission on July 18, 2024. Concurrently with this response, the Company has submitted an Amendment No. 2 to our Registration Statement on Form S-1 pursuant to the Staff’s comments (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Summary of Financial Data, page 45

1. We note you reflect the value of ordinary shares subject to possible conversion/tender as $45,500,565 here and elsewhere in your filing. This amount is less than the $50,000,000 to be held in the trust account, or the $10.00 initially anticipated redemption price per share. Please revise your filing to clarify the nature of the difference between the $45,500,565 and $50,000,000.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it has revised our filing at page 45 to clarify the nature of the difference between the $45,500,565 and $50,000,000.

To clarify, $45,500,565 represents the “as adjusted” value of ordinary shares subject to possible conversion/tender. This amount encompasses all ordinary shares included in the units sold in this offering (assuming no exercise of underwriters’ over-allotment option) net off the fair value of rights included in the units sold in this offering. The ordinary shares offered to the public contain redemption rights that make them redeemable by our public shareholders. Accordingly, they are classified within temporary equity in accordance with the guidance provided in ASC 480-10-S99-3A and will be subsequently accredited at redemption value.

Notes to Unaudited Financial Statements

Note 1 - Organization and Business Operation, page F-6

2. We note your footnotes to the unaudited financial statements disclose a term from your second amended and restated memorandum and articles of association regarding completing the initial business combination with 12 months from the closing of this offering. This reference to 12 months does not appear to be consistent with your disclosures elsewhere in your filing nor with your Exhibit 3.2. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it has revised the footnotes to the unaudited financial statements to conform the term to 18 months to be consistent with the Company’s second amended and restated memorandum and articles of association regarding completing the initial business combination.

******

We thank the Staff very much for its review of the foregoing. If you have questions or further comments, please advise and I may be reached by telephone at (202) 935-3390.

Sincerely,

/s/ Debbie A. Klis
Debbie A. Klis

cc:	Xiaodong Wang, CEO
Future Vision II Acquisition Corp.